SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


09011718

FORM 11-K

**ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended _____December 31, 2008________

OR

 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE RQUIRED).

For the transition period from ______________ to _________________

Commission file number 333-48185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, IL 60515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan

By /s/ David P. Yeager
David P. Yeager
Authorized Officer

Dated: June 5, 2009


Crowe Horwath

Crowe Horwath LLP
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-36331 and 333-107745 on Form S-8 of Hub Group, Inc. of our report dated June 5, 2009, appearing in this Annual Report on Form 11-K of the Hub Group Employee Profit Sharing and Trust Plan for the year ended December 31, 2008.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 5, 2009

HUB GROUP EMPLOYEE PROFIT SHARING AND TRUST PLAN

FINANCIAL STATEMENTS

December 31, 2008 and 2007

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CONTENTS



Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Hub Group
Employee Profit Sharing and Trust Plan
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Hub Group Employee Profit Sharing and Trust Plan ("the Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 5, 2009

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
December 31, 2008 and 2007

	2008	2007
Investments, at fair value (Note 3)	$ 45,806,272	$ 65,330,790
Net assets reflecting all investments at fair value	45,806,272	65,330,790
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	22,624	211
Net assets available for benefits	$ 45,828,896	$ 65,331,001

See accompanying notes to financial statements.

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
Year ended December 31, 2008

Additions to net assets attributed to:	
Contributions	
Employee	$ 4,248,912
Rollover	452,674
Employer	1,209,071
Total contributions	5,910,657
Investment income, excluding net appreciation (depreciation)	
Interest and dividends	1,658,838
Total investment income, excluding net appreciation (depreciation)	1,658,838
Total additions	7,569,495
Deductions from net assets attributed to:	
Benefits paid to participants	5,719,062
Administrative expenses	23,456
Net depreciation in fair value of investments (Note 3)	21,329,082
Total deductions	27,071,600
Net decrease	(19,502,105)
Net assets available for benefits	
Beginning of year	65,331,001
End year	$ 45,828,896

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Hub Group Employee Profit Sharing and Trust Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan established by Hub Group, Inc. (the "Company") covering all full-time and part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions: Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined in the Plan subject to certain limitations under the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

A one-year (1,000 hours) waiting period is required for employer contributions, with the stipulation that the employee must be on the payroll at December 31 of each year. For the plan year ended December 31, 2008, the Company provided a matching contribution equal to 50% of each participant's pretax contributions up to a maximum of 3% of each participant's qualified 2008 earnings or $6,900, whichever is less. For the plan year ended December 31, 2007, the Company provided a matching contribution equal to 50% of each participant's pretax contributions up to a maximum of 3% of each participant's qualified 2007 earnings or $6,750, whichever is less. The Company may also make an annual discretionary profit sharing contribution in an amount determined by the Board of Trustees. This contribution is allocated to eligible participants at the end of the Plan year based on the ratio of a participant's compensation to the total compensation of all participants for the Plan year. No discretionary profit sharing contributions were made in 2008.

Participant Accounts: Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching contributions, Company discretionary profit sharing contributions, as well as the participant's share of the Plan's income and any related administrative expenses.

Vesting: Participants are immediately vested in their contributions and employer contributions plus earnings thereon. Certain participants who were merged from a prior plan retained their previous vesting schedule with respect to Company contributions. Any forfeitures that arise are used to pay plan expenses or to reduce the employer matching contribution. As of December 31, 2008 and 2007, $41,472 and $11,387 of forfeitures were available to pay expenses or offset future employer contributions, respectively.

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Hardship Withdrawals: Subject to approval by Fidelity Management Trust Company ("the Trustee"), participants may withdraw their employee pretax contributions and rollover contributions, if any, to satisfy immediate and heavy financial needs, as determined by the Plan agreement.

Investment Options: Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Participants are able to change their investment elections on a daily basis.

Participants Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions over periods ranging up to 60 months or longer (i.e., mortgage), as authorized by the Plan administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value, interest and dividend income are recognized when received and benefit payments and contributions are recorded as the cash is paid or received.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, $1,236,306 and $1,209,071 of employer contributions receivable would have been recorded in the statement of net assets available for benefits as of December 31, 2008 and 2007, respectively. In addition, a liability for an excess contribution refundable of $224,160 and $256,105 would have been recorded at December 31, 2008 and 2007, respectively.

Use of Estimates: The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation: Investments are stated at fair value (See Note 4). Participant loans are valued at cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans. Purchases and sales are recorded on a trade-date basis.

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The impact of the adoption of this standard as of January 1, 2008 was not material to the Plan's net assets available for benefits. See Note 4 for additional information.

Effect of Newly Issued but not yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

Risks and Uncertainties: The Plan provides for investments in common stock, stable value funds, and mutual funds that, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Administrative Expenses: The majority of administrative expenses are paid by the Company. In 2008, certain administrative expenses were paid by the Plan's forfeiture account.

(Continued)

NOTE 3 - INVESTMENTS

The following investments held by the Trustee represent 5% or more of the Plan's total net assets at December 31:

	2008	2007
Fidelity Magellan Fund	$ 4,143,139	$ 8,784,770
Fidelity Contrafund	6,265,665	11,173,737
Fidelity Investment Grade Bond (1)	2,637,213	2,845,545
Fidelity Growth & Income Portfolio (2)	1,999,261	5,897,799
Fidelity Retirement Money Market Portfolio	5,300,678	3,542,366
Hub Group, Inc. Common Stock*	7,841,154	8,645,411

(1) The 2007 balance was less than 5% of the total net assets but is disclosed for comparative purposes as the 2008 balance is greater than 5% of total net assets.

(2) The 2008 balance is less than 5% of the total net assets but is disclosed for comparative purposes as the 2007 balance was greater than 5% of total net assets.

* Held as part of the Hub Group, Inc. Stock Fund

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$ (21,345,817)
Common stock	16,735
	$ (21,329,082)

NOTE 4 - FASB No. 157, FAIR VALUE MEASUREMENTS

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

(Continued)

NOTE 4 - FASB No. 157, FAIR VALUE MEASUREMENTS (Continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

The fair values of cash and cash equivalents are estimated based upon the deposit account balances, payable to the Plan on demand (level 2 inputs).

The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs).

While Plan investments are presented at fair value in the statement of net assets available for benefits, the difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

(Continued)

NOTE 4 - FASB No. 157, FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Stable Value funds	$ -	$ 442,034	$ -
Mutual funds	36,318,376	-	-
Company common stock	7,841,154	-	-
Cash and cash equivalents	-	232,804	-

NOTE 5 - TAX STATUS

The Plan is a Nonstandardized 401(k) Profit Sharing Prototype Plan ("Prototype Plan") sponsored by Fidelity Management and Research Company and adopted by the Company. The Prototype Plan obtained its latest opinion letter on October 9, 2003, in which the Internal Revenue Service ("IRS") stated that the Prototype Plan, as then designed, is in compliance with the applicable requirements of the IRC. The Plan has not requested its own determination letter from the IRS. The Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and that the related trust was tax exempt as of the financial statement dates.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

(Continued)

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. The Plan invests in shares of stable value funds and mutual funds managed by the Trustee or an affiliate of the Trustee, which qualify as party-in-interest investments. The Plan also allows loans to participants. At December 31, 2008 and 2007 the Plan had $994,528 and $936,380, respectively, in participant loans, which qualify as party-in-interest investments.

Fees paid by the Plan to the Trustee for recordkeeping and administration amounted to approximately $6,500 for the year ended December 31, 2008. Plan participants also paid fees of $16,956 to the Trustee for loan set-up, loan maintenance, short-term redemption fees and other charges.

At December 31, 2008 and 2007, the Plan had $7,841,154 and $8,645,411, respectively, invested in Company stock through a unitized investment fund managed by the Trustee. The Plan held 295,558 and 325,260 shares of Company stock as of December 31, 2008 and 2007, respectively.

These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 8 – SUBSEQUENT EVENTS - UNAUDITED

In April 2009, the Comtrak Employee Profit Sharing and Trust Plan was merged into the Plan. As a result, assets totaling $3,870,451 were transferred into the Plan.

SUPPLEMENTAL SCHEDULE

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Stable Value Funds		
*	Fidelity	Fid Mgd Inc Port	**	$ 442,034
		Mutual Funds		
	Pimco	Pimco Total Return Adm	**	24,981
	Templeton	Templeton Foreign Sm Co A	**	17,606
	ABF	ABR Balanced PA	**	17,749
	ABF	ABF Large Cap Val PA	**	14,303
	Franklin	Mutual Discovery A	**	67,733
	Baron	Baron Asset Fund	**	16,517
	Loomis	Loomis Small Cap Value R	**	38,717
	Ariel	Ariel Fund	**	26,656
	Ariel	Ariel Appreciation	**	4,736
	Templeton	Templeton Foreign A	**	35,298
	Franklin	Mutual Shares CL A	**	50,348
	MainStay	MSIF CP FX Inc P	**	1,582
	MainStay	MSI Emerging Markets B	**	29,654
	Neuberger Berman	NB Partners Trust	**	42,117
	Oakmark	Oakmark Fund I	**	24,950
	Pimco	Pimco Glbbnd Ad Unhdgd	**	12
	Pimco	Pimco High Yield Adm	**	14,798
	Pimco	Pimco Low Dur Adm	**	29,581
	Pimco	Pimco Lt US Govt Adm	**	23,644
	Legg Mason	LM Value Trust Inst	**	23,898
	Templeton	Templeton Dev Mkts A	**	50,253
	Templeton	Templeton Growth A	**	4,128
	Templeton	Tmpl Global Bond A	**	100,869
	Templeton	Templeton World A	**	4,864
	RS	RS Emerging Growth A	**	9,339
	Artisan	Artisan Intl	**	43,264
	MainStay	MSIF Intl Equity P	**	2,292
	Neuberger Berman	NB Guardian Trust	**	972
	Pimco	Pimco Total RT Inst	**	216,860
	DWS	DWS International S	**	2,734
	Rainier	Rainier Small/Mid Cap	**	107
	DWS	DWS Global Opps S	**	620
	Neuberger Berman	NB Partners Invst	**	87,543
	RS Investments	RS Partners T	**	72,944
	Aim	Aim Gbl Aggr Growth N	**	4,594
	Managers	Managers Bond Fund	**	70,315
	TCW	TCW Select Equity N	**	6,637
	Aim	Aim Basic Value A	**	354
	Oakmark	Oakmark Eq & Inc I	**	193,789
	WFA	WFA Small Cap Val Inv	**	33,316

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of Sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Lord Abbett	Lord Abbett Affiltd A	**	$ 13,378
	DWS	DWS/D High Rtn Eq A	**	36,094
	Aim	Aim Midcap Core Eq A	**	39,664
	Baron	Baron Small Cap	**	18,567
	Artisan	Artisan Small Cap Val	**	185,455
	WFA	WFA C&B MDCP Val Inv	**	455
	Pimco	Pimco Real Rtn Bd Ad	**	125,516
	Columbia	Col/Acorn Select Z	**	811
	American Century	Am Cen Lg Co Val Inv	**	90,208
	Neuberger Berman	NB Intl Fund Trust	**	7,464
	Rainier	Rainier Small/Mid Cap	**	115,644
	Royce	Royce Tot Return Ser	**	28,391
	Royce	Royce Opportunity S	**	2,942
	Lord Abbett	Lord Abbett SMCP BLD A	**	33,715
	Royce	Royce Value Plus Ser	**	22,910
	Virtus	Virtus Mid-Cap Val A	**	9,104
	Neuberger Berman	NB Regency Trust	**	22
	Loomis	Loomis Growth A	**	25,155
	Western Asset	WA Core Plus Bond FI	**	117,854
	Hartford	Hartford Growth Y	**	85
	Hartford	Htfd Sm Cap Growth Y	**	3,060
*	Fidelity	Fid Fidelity	**	35,683
*	Fidelity	Fid Puritan	**	656,627
*	Fidelity	Fidelity Ginnie Mae	**	44,744
*	Fidelity	Fidelity Magellan	**	4,143,139
*	Fidelity	Fid Contrafund	**	6,265,665
*	Fidelity	Fid Equity Income	**	59,009
*	Fidelity	Fid Growth Company	**	59,760
*	Fidelity	Fidelity Invst Gr Bd	**	2,637,213
*	Fidelity	Fid Growth & Income	**	1,999,261
*	Fidelity	Fid Intermed Bond	**	714
*	Fidelity	Fid Capital & Income	**	53,868
*	Fidelity	Fid Value	**	83,884
*	Fidelity	Fid Mortgage Sec	**	1,208
*	Fidelity	Fidelity Govt Income	**	81,944
*	Fidelity	Fid Independence	**	84,984
*	Fidelity	Fid Overseas	**	17,649
*	Fidelity	Fid Leveraged Co Stk	**	183,498
*	Fidelity	Fid Europe	**	68,394
*	Fidelity	Fid Pacific Basin	**	1,867
*	Fidelity	Fid Real Estate Invs	**	148,629
*	Fidelity	Fid Balanced	**	60,294
*	Fidelity	Fid Intl Discovery	**	579,065
*	Fidelity	Fid Cap Appreciation	**	45,893

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of Sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Fid Convertible Sec	**	$ 291,197
*	Fidelity	Fid Canada	**	214,189
*	Fidelity	Fid Utilities	**	43,614
*	Fidelity	Fid Blue Chip Growth	**	29,533
*	Fidelity	Fid Low Pr Stk	**	1,593,609
*	Fidelity	Fidelity Worldwide	**	1,618
*	Fidelity	Fid Equity Income II	**	707,936
*	Fidelity	Fidelity Emerg Mrkts	**	116,494
*	Fidelity	Fidelity Aggr Growth	**	37,979
*	Fidelity	Fid Diversified Intl	**	1,465,387
*	Fidelity	Fid Dividend Growth	**	1,058
*	Fidelity	Fid New Markets Inc.	**	115,073
*	Fidelity	Fid Exp & Multinatl	**	16,316
*	Fidelity	Fidelity Focused Stock	**	36,720
*	Fidelity	Fid Global Balanced	**	35,056
*	Fidelity	Fidelity Cap Apprec	**	27,300
*	Fidelity	Fid Sm Cap Independ	**	64,217
*	Fidelity	Fid Mid Cap Stock	**	49,988
*	Fidelity	Fid Large Cap Stock	**	24
*	Fidelity	Fid Small Cap Stock	**	47,078
*	Fidelity	Fid Europe Cap App	**	20,814
*	Fidelity	Fid Asset Mgr 85%	**	414
*	Fidelity	Fid Latin America	**	229,454
*	Fidelity	Fid Southeast Asia	**	63,342
*	Fidelity	Fid Mega Cap Stock	**	79
*	Fidelity	Fid Strategic Income	**	190,972
*	Fidelity	Fid Freedom Income	**	57,074
*	Fidelity	Fid Freedom 2000	**	204,319
*	Fidelity	Fid Freedom 2010	**	408,361
*	Fidelity	Fid Freedom 2020	**	1,024,463
*	Fidelity	Fid Freedom 2030	**	385,556
*	Fidelity	Fid Sm Cap Rtmt	**	10,439
*	Fidelity	Sptn Total Mkt Index	**	68,850
*	Fidelity	Sptn Extnd Mkt Index	**	28,519
*	Fidelity	Fid Short Term Bond	**	46,588
*	Fidelity	Fid Intm Govt income	**	381,546
*	Fidelity	Fid Fifty	**	2,395
*	Fidelity	Fidelity Retire Mmkt	**	5,300,678
*	Fidelity	Fidelity Ret Govt MM	**	1,388,947
*	Fidelity	Spartan US Eq Index	**	667,841
*	Fidelity	Fidelity US Bd Index	**	25,689
*	Fidelity	Fid Inst SH Int Govt	**	43,774
*	Fidelity	Fid Str Lg Cap Value	**	90,499
*	Fidelity	Fid Freedom 2040	**	159,444
*	Fidelity	Fid Mid Cap Value	**	26,180

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of Sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Fid Large Cap Growth	**	$ 22,746
*	Fidelity	Fid Mid Cap Growth	**	19,528
*	Fidelity	Fid Inflat Prot Bond	**	34,199
*	Fidelity	Fid Real Estate Inc	**	7,035
*	Fidelity	Fid Blue Chip Value	**	34,556
*	Fidelity	Fid NASDAQ Comp Indx	**	1,170
*	Fidelity	Fid Freedom 2005	**	10,076
*	Fidelity	Fid Freedom 2015	**	401,141
*	Fidelity	Fid Freedom 2025	**	117,471
*	Fidelity	Fid Freedom 2035	**	278,229
*	Fidelity	Fid Strat Div & Inc	**	616
*	Fidelity	Fid Intl Real Estate	**	27,173
*	Fidelity	Fid Small Cap Growth	**	1,864
*	Fidelity	Fid Small Cap Value	**	14,296
*	Fidelity	Fid Freedom 2045	**	10,314
*	Fidelity	Fid Freedom 2050	**	17,179
		Total mutual funds		36,318,376
		Common Stock		
*	Hub Group, Inc.	Hub Group, Inc. Common Stock	**	7,841,154
		Other		
*	Fidelity	Cash and cash equivalents	**	232,804
*	Participant Loans	Loans, maturing through 2016, interest rates from 5.00% to 10.50%	**	994,528
				$ 45,828,896

* Represents a party-in-interest investment
** Investment is participant directed. Cost disclosure is not required.